UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2005 AND 2004
AND YEAR ENDED DECEMBER 31, 2005
with
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee and Participants
Nordson Hourly-Rated Employees’ Savings Trust Plan
We have audited the accompanying statements of net assets available for benefits of the Nordson Hourly-Rated Employees’ Savings Trust Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 27, 2006

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
Investments, at fair value	$17,640,603	$18,349,006

Employer contribution receivable	380	—

Net assets available for benefits	$17,640,983	$18,349,006

See accompanying notes.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Additions:

Investment income:
Net appreciation in fair value of investments	$195,252
Interest and dividends	431,236

626,488

Contributions:
Employer	164,365
Employee	448,688

613,053

Total additions	1,239,541

Deductions:

Benefit payments and withdrawals	(1,947,564)

Net decrease	(708,023)

Net assets available for benefits at beginning of year	18,349,006

Net assets available for benefits at end of year	$17,640,983

See accompanying notes.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
AND YEAR ENDED DECEMBER 31, 2005
1. Summary of Significant Accounting Policies
     Method of accounting — Transactions of the Nordson Hourly-Rated Employees’ Savings Trust Plan (Plan) are accounted for using the accrual method.
     Investment valuation — Investments in equity and debt securities, traded on a national exchange, and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and asked prices. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract value for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2005 and 2004 was $3,411,002 and $3,286,142. The average yield and crediting interest rate was approximately 4.1% for 2005 and 2004. The crediting rate for these investment contracts is reset annually by the issuer but cannot be less than zero. The Plan’s investments include the KeyBank NA Managed Guaranteed Investment Contract Fund, which contains guaranteed investment contracts as the primary underlying asset. Loans are valued at their outstanding balances, which approximate the fair value.
     Income tax status — The Plan has received a determination letter from the Internal Revenue Service dated December 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
     Employee taxation — Employee before tax contributions, Nordson Corporation (Company) contributions, forfeitures allocated, and earnings on the participant’s account are not subject to tax until distributed from the Plan.
     Other — Purchases and sales of securities are reflected on a trade date basis. Gains or losses on sales of securities are based on the average cost of securities.
     Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED
1. Summary of Significant Accounting Policies (continued)
          Use of estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Investments
During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net appreciation in fair
value of investments
Mutual funds	$112,016
Common/collective trust funds	62,029
Nordson Corporation common stock	21,207

$195,252

Investments that represent 5% or more of the fair value of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

	2005	2004
Nordson Corporation common stock*	$7,305,047	$8,379,839
KeyBank NA Managed Guaranteed Investment Contract Fund	1,408,958	1,448,552
Mainstay S&P 500 Index Fund I	1,511,054	1,585,653
Mainstay Large Cap Growth I	973,924	—
Franklin Capital Growth Fund (A)	—	1,103,907
Hartford Life GIC # 2374-A, 4.0%	3,051,210	2,933,856

*	Nonparticipant-directed

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED
2. Investments (continued)
Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments, which are included within the Nordson Corporation Stock Fund and the Mainstay Cash Reserves Fund I, is as follows:
Nordson Match Stock Fund

	December 31, 2005	December 31, 2004
Net assets:

Nordson Corporation common stock	$378,320	$472,112
Money market funds	22,542	20,219

	$400,862	$492,331

Year ended
December 31, 2005
Changes in net assets:

Interest and dividends	$7,496
Contributions	177
Net realized and unrealized losses	(4,641)
Distributions to participants	(55,316)
Net transfers to participant-directed funds	(39,185)

$(91,469)

Nordson ESOP Stock Fund

	December 31, 2005	December 31, 2004
Net assets:

Nordson Corporation common stock	$4,758,426	$5,168,469
Money market fund	21,801	46,470

	$4,780,227	$5,214,939

Year ended
December 31, 2005
Changes in net assets:

Net appreciation in fair value of common stock	$2,519
Interest income	2,587
Nordson Corporation common stock dividends	79,712
Fees and expenses	(787)
Distributions	(514,522)
Net transfer to participant-directed funds	(4,221)

$(434,712)

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED
3. Contributions and Benefits
          The Plan is a defined contribution plan covering hourly-rated, full-time participating domestic employees of the Company.
          A participant may elect to have contributions made to the Plan on his behalf of not less than 1% and not more than 16% of his annual compensation. A participant may elect to make contributions either as before-tax deferred compensation contributions through a salary reduction arrangement under Section 401(k) of the Internal Revenue Code, or as after-tax voluntary contributions, or as a combination of the two. After-tax voluntary contributions may be made by payroll deductions or by lump sum payments. A participant may suspend contributions under the Plan at any time by filing a written notice with the Company and the Retirement Committee. After such a suspension, a participant may resume his contributions as of any subsequent enrollment date by filing a written notice with the Company and the Retirement Committee.
          Employees are permitted to participate in the Plan immediately upon their date of hire. The Plan provides participants with the opportunity to change the amount of their contributions and investment elections on a daily basis.
          The Company makes contributions equal to 50% of each participant’s contributions which were attributable to the first 6% of compensation, subject to Plan restrictions. The Company also may make discretionary contributions if authorized by its Board of Directors.
          A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically, as follows:
a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective Fund’s net investment income, determined by the percentage of increase or decrease in the value of the Fund using a synthetic net asset value approach.

c)	Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s percentage of regular contribution (1 to 3%) for the plan year bears to the aggregate percentage of employee’s regular contributions for such plan year of all active participants. However, no forfeitures of a participant’s account shall be allocated prior to the earlier of a five year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting distribution.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED
3. Contributions and Benefits (continued)
          Upon retirement after age 62, or death or disability if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in lump sum or in installments. Until distribution, each account shall participate in the allocation of earnings and appreciation of assets.
          If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 62 years, there shall be a distribution based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 20% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%. Any portion not distributed shall be forfeited.
          While the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, each participant automatically becomes vested to the extent of the balance in his separate accounts.
4. Investment Programs
          Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 10% increments in any of the investment funds offered by the Plan.
          For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund.
          The Plan allows participants to borrow money from their fund accounts. The loans plus interest, at the prime commercial interest rate charged by the Trustee as of the date the loan application is processed, must be repaid in equal installments over the term of the loan. The term cannot be less than six months or greater than five years. Participants may repay the entire balance of the loan in a single lump sum without penalty. The maximum amount a participant may have outstanding is the lesser of $50,000 or 50% of the value of the participant’s nonforfeitable balance in the Plan.
5. ESOP Feature
          Effective October 1, 2000, the Nordson Corporation Union Employee Stock Ownership Plan was merged into the Plan. As a result of the merger and transfer of the participant accounts, an ESOP feature is now maintained under the Plan.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED
5. ESOP Feature (continued)
          The Company ESOP contribution for each Plan year shall be such amount, if any, as the Board of Directors of the Company shall determine by action specifying the amount of the contribution and the Plan year for which it is being made. The employer’s contribution can be paid in either cash or in Nordson Corporation common shares, or partly in each. For 2005, there was no ESOP contribution to the Plan.
          Separate accounts are maintained for each participant. The participant account balances are adjusted for the employer contributions and forfeitures, which are allocated to each participant’s account in the ratio that each participant’s annual compensation bears to the aggregate annual compensation of all participants. If the employer makes a stock contribution, each participant will receive at least one share of Nordson Corporation common stock. Participant accounts are also adjusted for the change in fair value and earnings of assets of the ESOP fund.
          Unless the Plan committee directs that dividends earned by shares in the ESOP fund are to be paid to the trustee and reinvested in the respective funds, the committee will direct the Company to pay the dividends in cash directly to eligible participants, or in cash to the trustee for distribution to the eligible participants.
          An employee who has participated under the Plan for ten or more years and who has attained age 55 may elect, during their qualified period, to transfer up to 25 percent of the aggregate balance of their separate ESOP account to the participant’s regular Plan account. For the last Plan year in their qualified period they may elect to transfer up to 50 percent of the aggregate balance of their separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes ten years as a participant, whichever is later.
          Upon retirement after age 65, or death or disability if earlier, or termination of employment in the case of vested benefits, the balance in the separate account is paid to the participant or their beneficiaries in a lump sum. The participant or their beneficiaries may elect to receive the distribution in cash or common shares of Nordson Corporation. Until distribution, each account shall be eligible to participate in the allocation of dividends and earnings.
     If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 65 years, any distribution will be based on the vested portion of the participant’s account balance. The participant’s account vests at the rate of 20% per full year of the participant’s service with the Company. Any portion not vested at the time of termination (other than due to death or permanent disability or attainment of age 65) shall be forfeited.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED
6. Transactions with Parties-in-Interest
          Certain legal, accounting and administrative expenses are paid by the Company. Trustee fees are paid from the Trust. Other than as described above and in the notes to the financial statements, the Plan has not had agreements or transactions with parties-in-interest.
7. Risks and Uncertainties
          The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
EIN: 34-0590250 PLAN: 015
SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue	Description of Investment	Cost **	Current Value
Nordson Corporation common stock*	180,327 shares	$4,343,858	$7,305,047
Hartford Life	GIC #2374-A, 4.0%		3,051,210
Mainstay S&P 500 Index Fund I	52,540 shares		1,511,054
KeyBank NA Managed Guaranteed Investment Contract Fund	72,873 shares		1,408,958
Mainstay Large Cap Growth I	174,538 shares		973,924
MFS Intl New Discovery A	28,187 shares		671,980
Mainstay Balanced Fund I	20,747 shares		546,067
Mainstay Cash Reserves Fund I	444,139 shares	444,139	474,567
Baron Small Cap Fund	16,275 shares		377,082
Hartford Life	GIC #2374-B, 4.5%		359,792
PIMCO Total Return Fund (Admin)	25,072 shares		263,253
Participant Loans*	At interest rates ranging from 4.00% to 9.50%, with maturities of varying dates		697,669

			$17,640,603

*	Indicates party-in-interest to the Plan

**	Historical cost provided only for nonparticipant-directed investments

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
EIN: 34-0590250  PLAN: 015
SCHEDULE H, LINE 4(j)
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005

Current Value
of Asset
Identity of	Description	Purchase	Selling	Cost of	on Transaction	Net Gain
Party Involved	of Asset	Price	Price	Asset	Date	(Loss)
Category (iii) — Series of transactions in excess of 5% of plan assets

New York Life	Mainstay Cash		$1,388,567	$1,388,567	$1,388,567	$0
Trust Company	Reserves Fund I
There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2005.

Exhibits
The following exhibits are filed herewith:
     Exhibit No.
          (23) Consent of Independent Registered Public Accounting Firm
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
Date: June 29, 2006

	By	/s/ PETER S. HELLMAN
Peter S. Hellman
President, Chief Financial and Administrative Officer Nordson Corporation

	By	/s/ GREGORY A. THAXTON
Gregory A. Thaxton
Controller and Chief Accounting Officer Nordson Corporation